UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2015

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: August 13, 2015	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

Intertape Polymer Group Inc.

Management’s Discussion and Analysis

Consolidated Quarterly Statements of Earnings

Three month periods ended

(In thousands of US dollars, except per share amounts)

(Unaudited)

	June 30, 2015	March 31, 2015	December 31, 2014	September 30, 2014
Revenue	$196,586	$189,009	$200,750	$209,109
Cost of sales	154,178	151,994	164,527	168,447

Gross profit	42,408	37,015	36,223	40,662

Gross margin	21.6%	19.6%	18.0%	19.4%
Selling, general and administrative expenses	22,253	18,127	23,261	23,153
Research expenses	2,141	2,066	2,354	1,778

	24,394	20,193	25,615	24,931

Operating profit before manufacturing facility closures, restructuring and other related charges	18,014	16,822	10,608	15,731
Manufacturing facility closures, restructuring and other related charges	142	660	963	1,560

Operating profit	17,872	16,162	9,645	14,171
Finance costs
Interest	982	616	2,069	867
Other expense (income), net	395	(641)	380	426

	1,377	(25)	2,449	1,293

Earnings before income tax expense (benefit)	16,495	16,187	7,196	12,878
Income tax expense (benefit)
Current	1,249	1,063	(768)	2,914
Deferred	3,498	3,346	1,907	3,953

	4,747	4,409	1,139	6,867

Net earnings	11,748	11,778	6,057	6,011

Earnings per share
Basic	0.20	0.19	0.10	0.10
Diluted	0.19	0.19	0.10	0.10
Weighted average number of common shares outstanding
Basic	59,727,825	60,471,031	60,427,043	60,790,184
Diluted	61,739,717	62,198,126	62,307,696	62,457,931

Consolidated Quarterly Statements of Earnings

Three month periods ended

(In thousands of US dollars, except per share amounts)

(Unaudited)

	June 30, 2014	March 31, 2014	December 31, 2013	September 30, 2013
Revenue	$202,925	$199,948	$191,490	$199,853
Cost of sales	158,875	157,250	153,543	159,872

Gross profit	44,050	42,698	37,947	39,981

Gross margin	21.7%	21.4%	19.8%	20.0%
Selling, general and administrative expenses	20,561	18,980	18,968	20,547
Research expenses	1,667	2,074	2,008	1,701

	22,228	21,054	20,976	22,248

Operating profit before manufacturing facility closures, restructuring and other related charges	21,822	21,644	16,971	17,733
Manufacturing facility closures, restructuring and other related charges	1,020	1,384	1,647	934

Operating profit	20,802	20,260	15,324	16,799
Finance costs
Interest	864	831	847	1,261
Other expense, net	370	352	159	190

	1,234	1,183	1,006	1,451

Earnings before income tax expense (benefit)	19,568	19,077	14,318	15,348
Income tax expense (benefit)
Current	1,062	457	233	729
Deferred	6,392	6,986	(39,540)	200

	7,454	7,443	(39,307)	929

Net earnings	12,114	11,634	53,625	14,419

Earnings per share
Basic	0.20	0.19	0.88	0.24
Diluted	0.19	0.19	0.86	0.23
Weighted average number of common shares outstanding
Basic	60,825,745	60,776,649	60,776,649	60,731,173
Diluted	62,569,430	62,019,844	62,170,733	62,072,583

This Management’s Discussion and Analysis (“MD&A”) is intended to provide the reader with a better understanding of the business, strategy and performance of Intertape Polymer Group Inc. (the “Company”), as well as how it manages certain risks and capital resources. This MD&A, which has been prepared as of August 12, 2015, should be read in conjunction with the Company’s unaudited interim condensed consolidated financial statements and notes thereto as of and for the three and six months ended June 30, 2015 and 2014 (“Financial Statements”). It should also be read together with the text below on forward-looking statements in the Section entitled “Forward-Looking Statements.”

For the purposes of preparing this MD&A, the Company considers the materiality of information. Information is considered material if the Company believes at the time of preparing this MD&A: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of the common shares of the Company; (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; and/or (iii) it would significantly alter the total mix of information available to investors. The Company evaluates materiality with reference to all relevant circumstances, including potential market sensitivity.

Except where otherwise indicated, all financial information presented in this MD&A, including tabular amounts, is prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS” or “GAAP”) and is expressed in US dollars. Variance, ratio and percentage changes in this MD&A are based on unrounded numbers.

Overview

The Company reported a 3.1% decrease in revenue for the second quarter of 2015 as compared to the second quarter of 2014 and a 4.3% decrease in revenue for the first six months of 2015 as compared to the first six months of 2014. The decrease in both periods was primarily due to a decrease in average selling price, including the impact of product mix, partially offset by an increase in sales volume. Gross margin decreased slightly to 21.6% in the second quarter of 2015 as compared to the second quarter of 2014 primarily due to an increase in manufacturing inefficiencies and certain manufacturing costs, and an unfavourable product mix variance. These unfavourable factors were partially offset by favourable results of the Company’s manufacturing cost reduction programs, an increase in the spread between selling prices and lower raw material costs and a decrease in freight costs. Gross margin for the first six months of 2015 decreased to 20.6% as compared to 21.5% for the same period in 2014 primarily due to an increase in manufacturing inefficiencies and certain manufacturing costs, an unfavourable product mix variance and an increase in South Carolina Duplicate Overhead Costs (as defined below), partially offset by favourable results of the Company’s manufacturing cost reduction programs, an increase in the spread between selling prices and lower raw material costs and a decrease in freight costs.

Net earnings for the second quarter of 2015 decreased to $11.7 million ($0.20 basic earnings per share and $0.19 diluted earnings per share) from $12.1 million ($0.20 basic earnings per share and $0.19 diluted earnings per share) for the second quarter of 2014. The decrease was primarily due to an increase in selling, general and administrative expenses (“SG&A”) relating to (i) stock-based compensation expense and (ii) the Better Packages acquisition (as defined below), and a decrease in gross profit, partially offset by a decrease in income tax expense.

Net earnings for the first six months of 2015 decreased to $23.5 million ($0.39 basic earnings per share and $0.38 diluted earnings per share) from $23.7 million ($0.39 basic earnings per share and $0.38 diluted earnings per share). The decrease was primarily due to a decrease in gross profit and increase in SG&A, partially offset by decreases in income tax expense, manufacturing facility closures, restructuring and other related charges, and foreign exchange losses.

Adjusted net earnings (a non-GAAP financial measure as defined and reconciled later in this document) for the second quarter of 2015 decreased to $14.1 million ($0.24 basic adjusted earnings per share and $0.23 diluted adjusted earnings per share) from $14.7 million ($0.24 basic adjusted earnings per share and $0.23 diluted adjusted earnings per share) for the second quarter of 2014. Adjusted net earnings decreased primarily due to a decrease in gross profit, an increase in SG&A resulting from the Better Packages acquisition and an increase in research expenses associated with the South Carolina Project (as defined below), partially offset by a decrease in income tax expense.

Adjusted net earnings for the first six months of 2015 increased to $26.8 million ($0.45 basic adjusted earnings per share and $0.43 diluted adjusted earnings per share) from $26.5 million ($0.44 basic adjusted earnings per share and $0.42 diluted adjusted earnings per share) for the same period in 2014. Adjusted net earnings increased primarily due to decreases in income tax expense and variable compensation expense partially offset by a decrease in gross profit.

Adjusted EBITDA (a non-GAAP financial measure as defined and reconciled later in this document) decreased $2.4 million from $29.5 million for the second quarter of 2014 to $27.1 million for the second quarter of 2015. The decrease in adjusted EBITDA was primarily due to a decrease in gross profit, an increase in research expenses associated with the South Carolina Project and an increase in SG&A resulting from the Better Packages acquisition.

Adjusted EBITDA decreased $5.5 million from $56.1 million for the first six months of 2014 to $50.6 million for the first six months of 2015, primarily due to a decrease in gross profit, partially offset by a decrease in variable compensation expense.

On July 7, 2014, the Company announced a normal course issuer bid (“NCIB”) effective July 10, 2014. In connection with this NCIB, the Company was entitled to repurchase for cancellation up to 2,000,000 of the Company’s common shares issued and outstanding. The NCIB expired on July 9, 2015. As of June 30, 2015 and July 9, 2015, the Company has repurchased a total of 1,564,588 common shares under the NCIB at an average price of CDN$16.20 per share, including commissions, for a total purchase price of $21.3 million. The Company announced the renewal of its NCIB effective July 10, 2015 under which it is entitled to repurchase for cancellation up to 2,000,000 common shares issued and outstanding through expiration on July 9, 2016. As of August 12, 2015, no shares were repurchased under the renewed NCIB.

On August 12, 2015, the Board of Directors amended the Company’s quarterly dividend policy to increase the annualized dividend from $0.48 to $0.52 per share and concurrently declared a dividend of $0.13 per common share payable on September 30, 2015 to shareholders of record at the close of business on September 15, 2015. The Board’s decision to increase the dividend was based on the Company’s strong financial position and positive outlook. The declaration and payment of future dividends, however, are discretionary and will be subject to determination by the Board of Directors each quarter following its review of, among other considerations, the Company’s financial performance and the Company’s legal ability to pay dividends.

South Carolina Project Update

The “South Carolina Project” refers to the previously announced relocation and modernization of the Company’s Columbia, South Carolina manufacturing operation. This project involves moving the Company’s duct tape and masking tape production to a new state-of-the-art facility in Blythewood, South Carolina as well as moving flatback tape production to the Company’s existing facility in Marysville, Michigan. “South Carolina Duplicate Overhead Costs” are temporary operating cost increases related to operating both plants in South Carolina simultaneously and performing planned actions to mitigate risk associated with new technology, including state-of-the-art equipment, to support the South Carolina Project.

The Company transferred production of flatback tape to its Marysville, Michigan facility in March 2015 and production of duct tape to the new Blythewood facility in early April 2015. During the second quarter of 2015, commissioning of the duct tape production line was ongoing in order to work toward the attainment of target levels of product quality balanced with production efficiency. Although the Company was able to meet customer demand for duct tape during the quarter, there were production yield and operating inefficiencies related to the ramp-up of duct tape production that had a negative impact on results in the quarter. However, these inefficiencies improved throughout the second quarter and continue to improve into the third quarter of 2015. Lastly, the Company continues to conduct tests on the masking tape product produced at the Blythewood facility and now expects to fully transfer production from the Columbia facility by the end of the second quarter of 2016.

Despite the aforementioned ramp-up issues, the annual cost savings of $13 million are still expected to be fully realized, but the realization of those cost savings will be more gradual than previously expected due to the ramp-up inefficiencies as well as a delay in the transfer of masking tape production to the Blythewood facility. The impact on gross profit and adjusted EBITDA for the relevant periods is as follows:

•	The Company experienced a net negative impact of $1.3 million on gross profit and adjusted EBITDA for the second quarter of 2015.

•	Production improvements are expected in the third and fourth quarters of 2015 compared to the second quarter of 2015 as ramp-up inefficiencies are reduced in the duct tape production process. However, despite this expected improvement, management expects the impact on gross profit and adjusted EBITDA to remain negative in the second half of 2015.

•	A significant net positive impact is expected in 2016 compared to 2015 due to the expected optimization of the duct tape production processes as well as the transfer of masking tape production to the Blythewood facility by the end of the second quarter of 2016.

•	Management expects that all ramp-up inefficiencies will be resolved in both duct and masking tape production at the Blythewood facility by the beginning of 2017, thereby resulting in the realization of the full extent of the expected cost savings.

For the three and six months ended June 30, 2015, South Carolina Duplicate Overhead Costs included in gross profit were approximately $0.8 million and $3.0 million, respectively. The Company now expects South Carolina Duplicate Overhead Costs to total approximately $5 million for 2015. For 2016, the Company expects South Carolina Duplicate Overhead Costs of approximately $1 million per quarter to continue until masking tape production is fully transferred to the Blythewood facility.

As the Company was in the process of commissioning the duct production line throughout the second quarter of 2015, $4.9 million of sales attributed to the commissioning efforts were accounted for as a reduction of revenue (“South Carolina Commissioning Revenue Reduction”) and a reduction of the cost of the South Carolina Project. However, the impact on gross profit and capital expenditures was minimal due to the requirement to offset this revenue with the associated cost of sales in the reclassification of the related gross profit as a reduction of the capital expenditures.

As a result of the delay in the optimization of the South Carolina Project, manufacturing cost reductions for 2015 are now expected to be between $9 and $12 million, down from the expected range of $13 to $16 million announced in the first quarter of 2015.

As of June 30, 2015, capital expenditures for the South Carolina Project since inception total $53.0 million. South Carolina Project capital expenditures recorded were $0.8 million and $4.1 million for the three and six months ended June 30, 2015, respectively. Capital expenditures relating to the South Carolina Project since inception are expected to total approximately $55 million by the completion of the project.

The Company has previously stated that it expected to achieve a gross margin of between 22% and 24% upon completion of the South Carolina Project. Assuming that raw material costs remain at current levels along with the continued reduction of the production ramp-up inefficiencies, the Company expects to achieve this gross margin target prior to the completion of the South Carolina Project.

Better Packages Acquisition

On April 7, 2015, the Company purchased 100% of the issued and outstanding common stock of BP Acquisition Corporation (which wholly-owns a subsidiary, Better Packages, Inc.) (“Better Packages”), a leading supplier of water-activated tape dispensers. The Better Packages acquisition further extends the Company’s product offering and global presence in the rapidly growing e-commerce market. The Company paid a purchase price of $16.0 million in cash, subject to a working capital adjustment. The

Company expects that these acquired operations will generate annualized revenue of approximately $18 million and EBITDA margin of over 15%. A post-closing working capital adjustment was determined on July 10, 2015, resulting in a receivable of $0.1 million as of June 30, 2015.

The impact of the Better Packages acquisition on the Company’s consolidated earnings for the three and six months ended June 30, 2015, was as follows:

April 7, 2015 through June 30, 2015
Revenue	$4,334
Net earnings	334

Outlook

The Company anticipates revenue for the third quarter of 2015 to be higher compared to revenue for the second quarter of 2015 primarily due to seasonally higher sales volume.

Gross margin for the third quarter of 2015 is anticipated to be lower compared to the second quarter of 2015 primarily due to sequentially higher manufacturing overhead related to the planned annual maintenance shutdowns at many of the Company’s manufacturing facilities.

As a result of the revenue and gross margin outlook above, adjusted EBITDA for the third quarter of 2015 is anticipated to be similar to the second quarter of 2015.

Results of Operations

Revenue

Revenue for the second quarter of 2015 totalled $196.6 million, a $6.3 million or 3.1% decrease from $202.9 million for the second quarter of 2014 primarily due to:

•	A decrease in average selling price, including the impact of product mix, of approximately 8% which had an unfavourable impact of approximately $15.6 million primarily due to:

•	an unfavourable product mix in the Company’s tape and woven product categories;

•	an unfavourable impact of foreign exchange of approximately $3 million due to strengthening of the US dollar compared to the Canadian dollar and Euro; and

•	lower prices primarily driven by lower petroleum-based raw material costs;

•	the South Carolina Commissioning Revenue Reduction of $4.9 million;

Partially offset by:

•	An increase in sales volume of approximately 5% or $9.8 million due to an increase in demand across the Company’s major product categories driven by customers returning to a more normal level of demand following the inventory de-stocking experienced in the fourth quarter of 2014 and the first quarter of 2015;

•	Additional revenue of $4.3 million due to the Better Packages acquisition.

Revenue for the second quarter of 2015 totalled $196.6 million, a $7.6 million or 4.0% increase from $189.0 million for the first quarter of 2015 primarily due to:

•	An increase in sales volume of approximately 5% or $10.1 million primarily driven by:

•	an increase in film product demand which the Company believes was a result of customers pre-buying ahead of expected resin price increases and a return to more normal levels of demand compared to the inventory de-stocking experienced in the first quarter of 2015; and

•	an increase in the Company’s tape product demand primarily due to a net increase in carton sealing tape demand.

•	Additional revenue of $4.3 million due to the Better Packages acquisition

Partially offset by:

•	The South Carolina Commissioning Revenue Reduction of $4.9 million; and

•	A decline in the average selling price, including the impact of product mix, of approximately 1% or $2.0 million due to lower prices mainly driven by lower petroleum-based raw material costs, partially offset by a favourable product mix.

Revenue for the first six months of 2015 totalled $385.6 million, a $17.3 million or 4.3% decrease from $402.9 million for the same period in 2014 primarily due to:

•	A decrease in average selling price, including the impact of product mix, of approximately 6% or $23.4 million due to:

•	an unfavourable product mix variance primarily in the Company’s tape and woven product categories;

•	an unfavourable impact of foreign exchange of approximately $6 million due to strengthening of the US dollar compared to the Canadian dollar and Euro; and

•	lower selling price mainly driven by lower petroleum-based raw material costs.

•	The South Carolina Commissioning Revenue Reduction of $4.9 million;

Partially offset by:

•	An increase in sales volume of approximately 2% or $6.7 million primarily due to increased demand for the Company’s woven and tape products; and

•	Additional revenue of $4.3 million due to the Better Packages acquisition.

Gross Profit and Gross Margin

Gross profit totalled $42.4 million for the second quarter of 2015, a $1.6 million or 3.7% decrease from $44.1 million for the second quarter of 2014. Gross margin was 21.6% in the second quarter of 2015 and 21.7% in the second quarter of 2014. Gross profit decreased primarily due to an increase in manufacturing inefficiencies and certain manufacturing costs and an unfavourable product mix variance, partially offset by favourable results of the Company’s manufacturing cost reduction programs, an increase in the spread between selling prices and lower raw material costs, an increase in sales volume, additional revenue due to the Better Packages acquisition and a decrease in freight costs. Gross margin decreased slightly primarily due to an increase in manufacturing inefficiencies and certain manufacturing costs, and an unfavourable product mix, partially offset by favourable results of the Company’s manufacturing cost reduction programs, an increase in the spread between selling prices and lower raw material costs, and a decrease in freight costs.

Gross profit totalled $42.4 million for the second quarter of 2015, a $5.4 million or 14.6% increase from $37.0 million for the first quarter of 2015. Gross margin was 21.6% in the second quarter of 2015 and 19.6% in the first quarter of 2015. Gross profit increased primarily due to an increase in the spread between selling prices and raw material costs, an increase in sales volume, a decrease in South Carolina Duplicate Overhead Costs, additional revenue due to the Better Packages acquisition and a favourable product mix variance, partially offset by manufacturing ramp-up inefficiencies related to the South Carolina Project. Gross margin increased primarily due to an increase in the spread between selling prices and raw material costs, a decrease in South Carolina Duplicate Overhead Costs, and a favourable product mix variance, partially offset by manufacturing ramp-up inefficiencies related to the South Carolina Project.

Gross profit totalled $79.4 million for the first six months of 2015, a $7.3 million or 8.4% decrease from $86.7 million for the same period in 2014. Gross margin was 20.6% in the first six months of 2015 and 21.5% for the same period in 2014. Gross profit decreased primarily due to an increase in manufacturing inefficiencies and certain manufacturing costs, an unfavourable product mix variance, and an increase in South Carolina Duplicate Overhead Costs, partially offset by favourable results of the Company’s manufacturing cost reduction programs, an increase in the spread between selling prices and lower raw material costs, additional revenue due to the Better Packages acquisition and a decrease in freight costs. Gross margin decreased primarily due to an increase in manufacturing inefficiencies and certain manufacturing costs, an unfavourable product mix variance and an increase in South Carolina

Duplicate Overhead Costs, partially offset by favourable results of the Company’s manufacturing cost reduction programs, an increase in the spread between selling prices and lower raw material costs and a decrease in freight costs.

Selling, General and Administrative Expenses

SG&A for the second quarter of 2015 totalled $22.3 million, a $1.7 million or 8.2% increase from $20.6 million for the second quarter of 2014. The increase in SG&A was primarily due to an increase in stock-based compensation expense and the Better Packages acquisition. The increase in stock-based compensation expense was primarily due to (i) the impact of an increase in the Company’s share price during the second quarter of 2015, compared to a decrease in the share price during the second quarter of 2014 on Stock Appreciation Rights (“SARs”) expense and (ii) Performance Share Unit (“PSU”) awards granted.

SG&A for the second quarter of 2015 increased $4.1 million or 22.8% from $18.1 million in the first quarter of 2015. SG&A increased primarily due to increases in stock-based compensation expense, variable compensation expense, and the Better Packages acquisition. The increase in stock-based compensation expense was primarily due to (i) the impact of an increase in the Company’s share price on SARs expense in the second quarter of 2015 compared to a decrease in the Company’s share price in the first quarter of 2015 and (ii) PSU and Deferred Share Unit (“DSU”) awards granted.

SG&A totalled $40.4 million for the first six months of 2015, a $0.8 million or 2.1% increase from $39.5 million for the same period in 2014. SG&A increased primarily due to increases in stock-based compensation expense, employee related costs to support growth in the business, and the Better Packages acquisition, partially offset by a decrease in variable compensation expense resulting from lower expected annual payment amounts. The increase in stock-based compensation expense was primarily due to (i) the impact of an increase in the Company’s share price on SARs expense in the first six months of 2015 compared to decrease in the Company’s share price in the first six months of 2014 and (ii) PSU awards granted.

Research Expenses

Research expenses for the second quarter of 2015 totalled $2.1 million, a $0.5 million or 28.4% increase from $1.7 million for the second quarter of 2014. The increase was primarily due to ongoing efforts to support the South Carolina Project and other manufacturing cost reduction programs.

Research expenses totalled $4.2 million for the first six months of 2015, a $0.5 million or 12.5% increase from $3.7 million for the same period in 2014, primarily due to higher expenses in support of the South Carolina Project.

Manufacturing Facility Closures, Restructuring and Other Related Charges

Manufacturing facility closures, restructuring and other related charges for the second quarter of 2015 totalled $0.1 million, a $0.9 million decrease from $1.0 million for the second quarter of 2014, primarily due to lower charges related to the South Carolina Project. The charges recorded in the second quarter of 2015 primarily related to idle facility and workforce retention costs. The charges recorded in the second quarter of 2014 primarily related to workforce retention and equipment relocation.

Manufacturing facility closures, restructuring and other related charges totalled $0.8 million for the first six months of 2015, a $1.6 million decrease from $2.4 million for the same period in 2014. The decrease was primarily due to lower charges related to the South Carolina Project, as well as the non-recurrence of $0.6 million and $0.3 million in charges related to the relocation of the Langley, British Columbia manufacturing facility to Delta, British Columbia, and the Richmond, Kentucky manufacturing facility closure, respectively. The charges recorded in the first six months of 2015 primarily related to workforce retention and idle facility costs. The charges recorded in the first six months of 2014 primarily related to workforce retention and equipment relocation costs.

Finance Costs

Finance costs for the second quarter of 2015 totalled $1.4 million, a $0.1 million increase from $1.2 million for the second quarter of 2014. The increase was primarily due to foreign exchange losses in the second quarter of 2015, compared to foreign exchange gains during the second quarter of 2014, and a decrease in the amount of borrowing costs capitalized on qualifying assets associated with the South Carolina Project.

Finance costs totalled $1.4 million for the first six months of 2015, a $1.1 million or 44.1% decrease from $2.4 million for the same period in 2014. The decrease was primarily due to foreign exchange gains in the first six months of 2015, compared to foreign exchange losses during the same period in 2014, and lower interest expense as a result of a lower average cost of debt and a lower average amount of debt outstanding, partially offset by a decrease in the amount of borrowing costs capitalized on qualifying assets associated with the South Carolina Project.

Income Taxes

The Company is subject to income taxation in multiple tax jurisdictions around the world. Accordingly, the Company’s effective tax rate fluctuates depending upon the geographic source of its earnings. The Company’s effective tax rate is also impacted by tax planning strategies that the Company implements. Income tax expense is recognized in each interim period based on the best estimate of the weighted average annual income tax rate expected for the full financial year.

Below is a table reflecting the calculation of the Company’s effective tax rate:

	Three months ended		Six months ended
	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Income tax expense	$4.7	$7.5	$9.2	$14.9
Earnings before income tax expense	16.5	19.6	32.7	38.6
Effective tax rate	28.8%	38.1%	28.0%	38.5%

The decrease in the effective tax rate in each period above is primarily due to a change in the mix of earnings between jurisdictions.

Net Earnings

Net earnings for the second quarter of 2015 totalled $11.7 million, a $0.4 million decrease from $12.1 million for the second quarter of 2014, primarily due to an increase in SG&A related to (i) stock-based compensation expense and (ii) the Better Packages acquisition, and a decrease in gross profit, partially offset by a decrease in income tax expense.

Net earnings for the second quarter of 2015 decreased less than $0.1 million from $11.8 million for the first quarter of 2015, primarily due to an increase in SG&A related to (i) stock-based compensation expense, (ii) variable compensation expense, and (iii) the Better Packages acquisition, and an increase in foreign exchange losses, partially offset by an increase in gross profit.

Net earnings totalled $23.5 million for the first six months of 2015, a $0.2 million decrease from $23.7 million for the same period in 2014, primarily due to a decrease in gross profit and increase in SG&A partially offset by decreases in income tax expense, manufacturing facility closures, restructuring and other related charges, and foreign exchange losses.

Non-GAAP Financial Measures

This MD&A contains certain non-GAAP financial measures as defined under applicable securities legislation, including EBITDA, adjusted EBITDA, adjusted net earnings (loss), adjusted earnings (loss) per share and free cash flows (please see the “Cash Flows” section below for a description and reconciliation of free cash flows). The Company believes such non-GAAP financial measures improve the period-to-period comparability of the Company’s results by providing more insight into the performance of ongoing core business operations. As required by applicable securities legislation, the Company has provided definitions of those measures and reconciliations of those measures to the most directly comparable GAAP financial measures. Investors and other readers are encouraged to review the related GAAP financial measures and the reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures set forth below and should consider non-GAAP financial measures only as a supplement to, and not as a substitute for or as a superior measure to, measures of financial performance prepared in accordance with GAAP.

Adjusted Net Earnings (Loss)

A reconciliation of the Company’s adjusted net earnings (loss), a non-GAAP financial measure, to net earnings (loss), the most directly comparable GAAP financial measure, is set out in the adjusted net earnings (loss) reconciliation table below. Adjusted net earnings (loss) should not be construed as net earnings (loss) as determined by GAAP. The Company defines adjusted net earnings (loss) as net earnings (loss) before (i) manufacturing facility closures, restructuring and other related charges; (ii) stock-based compensation expense (benefit); (iii) impairment of goodwill; (iv) impairment of long-lived assets and other assets; (v) write-down on assets classified as held-for-sale; (vi) (gain) loss on disposal of property, plant and equipment; (vii) other discrete items as shown in the table below; and (viii) the income tax effect of these items. The term “adjusted net earnings (loss)” does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted net earnings (loss) is not a measurement of financial performance under GAAP and should not be considered as an alternative to net earnings (loss) as an indicator of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it permits investors to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-cash expenses and non-recurring expenses. In addition, adjusted net earnings (loss) is used by management in evaluating the Company’s performance because it believes that it permits management to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-cash expenses and non-recurring expenses.

Adjusted earnings (loss) per share is also presented in the following table and is a non-GAAP financial measure. Adjusted earnings (loss) per share should not be construed as earnings (loss) per share as determined by GAAP. The Company defines adjusted earnings (loss) per share as adjusted net earnings (loss) divided by the weighted average number of common shares outstanding, both basic and diluted. The term “adjusted earnings (loss) per share” does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted earnings (loss) per share is not a measurement of financial performance under GAAP and should not be considered as an alternative to earnings (loss) per share as an indicator of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it permits investors to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-cash expenses and non-recurring expenses. In addition, adjusted earnings (loss) per share is used by management in evaluating the Company’s performance because it believes that it permits management to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-cash expenses and non-recurring expenses.

Adjusted Net Earnings Reconciliation to Net Earnings

(In millions of US dollars, except per share amounts and share numbers)

(Unaudited)

	Three months ended			Six months ended
	June 30, 2015	March 31, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Net earnings	$11.7	$11.8	$12.1	$23.5	$23.7
Manufacturing facility closures, restructuring and other related charges	0.1	0.7	1.0	0.8	2.4
Stock-based compensation expense (benefit)	2.1	(0.0)	1.0	2.1	(0.0)
Impairment of long-lived assets and other assets	—	(0.0)	—	(0.0)	—
Loss on disposals of property, plant and equipment	0.0	0.0	0.1	0.0	0.1
Income tax effect of these items	0.1	0.2	0.4	0.3	0.2

Adjusted net earnings	14.1	12.6	14.7	26.8	26.5

Earnings per share
Basic	0.20	0.19	0.20	0.39	0.39
Diluted	0.19	0.19	0.19	0.38	0.38
Adjusted earnings per share
Basic	0.24	0.21	0.24	0.45	0.44
Diluted	0.23	0.20	0.23	0.43	0.42
Weighted average number of common shares outstanding
Basic	59,727,825	60,471,031	60,825,745	60,091,438	60,801,333
Diluted	61,739,717	62,198,126	62,569,430	61,929,200	62,536,098

Adjusted net earnings totalled $14.1 million for the second quarter of 2015, a $0.5 million decrease from $14.7 million for the second quarter of 2014, primarily due to a decrease in gross profit, an increase in SG&A resulting from the Better Packages acquisition and an increase in research expenses associated with the South Carolina Project, partially offset by a decrease in income tax expense.

Adjusted net earnings for the second quarter of 2015 increased $1.5 million from $12.6 million for the first quarter of 2015, primarily due to an increase in gross profit, partially offset by increases in variable compensation expense, foreign exchange losses, and SG&A resulting from the Better Packages acquisition.

Adjusted net earnings totalled $26.8 million for the first six months of 2015, a $0.3 million increase from $26.5 million for the same period in 2014, primarily due to decreases in income tax expense and variable compensation expense, partially offset by a decrease in gross profit.

EBITDA and Adjusted EBITDA

A reconciliation of the Company’s EBITDA, a non-GAAP financial measure, to net earnings (loss), the most directly comparable GAAP financial measure, is set out in the EBITDA reconciliation table below. EBITDA should not be construed as earnings (loss) before income taxes, net earnings (loss) or cash flows from operating activities as determined by GAAP. The Company defines EBITDA as net earnings (loss) before (i) interest and other finance costs; (ii) income tax expense (benefit); (iii) amortization of intangible assets; and (iv) depreciation of property, plant and equipment. Adjusted EBITDA is defined as EBITDA before (i) manufacturing facility closures, restructuring and other related charges; (ii) stock-based compensation expense (benefit); (iii) impairment of goodwill; (iv) impairment of long-lived assets and other assets; (v) write-down on assets classified as held-for-sale; (vi) (gain) loss on disposal of property, plant and equipment; and (vii) other discrete items as shown in the table below. The terms “EBITDA” and “adjusted EBITDA” do not have any standardized meanings prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. EBITDA and adjusted EBITDA are not measurements of financial performance under GAAP and should not be considered as alternatives to cash flows from operating activities or as alternatives to net earnings (loss) as indicators of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included these non-GAAP financial measures because it believes that they permit investors to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-operating expenses as well as certain non-cash expenses and non-recurring expenses. In addition, EBITDA and adjusted EBITDA are used by management and the Company’s lenders in evaluating the Company’s performance because it believes that they permit management and the Company’s lenders to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-operating expenses as well as certain non-cash expenses and non-recurring expenses.

EBITDA and Adjusted EBITDA Reconciliation to Net Earnings

(In millions of US dollars)

(Unaudited)

	Three months ended			Six months ended
	June 30, 2015	March 31, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Net earnings	$11.7	$11.8	$12.1	$23.5	$23.7
Interest and other finance costs	1.4	(0.0)	1.1	1.4	2.3
Income tax expense	4.7	4.4	7.5	9.2	14.9
Depreciation and amortization	6.9	6.7	6.7	13.7	12.7

EBITDA	24.8	22.9	27.4	47.7	53.6
Manufacturing facility closures, restructuring and other related charges	0.1	0.7	1.0	0.8	2.4
Stock-based compensation expense (benefit)	2.1	(0.0)	1.0	2.1	(0.0)
Impairment of long-lived assets and other assets	—	(0.0)	—	(0.0)	—
Loss on disposal of plant, property and equipment	0.0	0.0	0.1	0.0	0.1

Adjusted EBITDA	27.1	23.5	29.5	50.6	56.1

Adjusted EBITDA totalled $27.1 million for the second quarter of 2015, a $2.4 million or 8.1% decrease from $29.5 million for the second quarter of 2014, primarily due to a decrease in gross profit, an increase in research expenses associated with the South Carolina Project and an increase in SG&A resulting from the Better Packages acquisition.

Adjusted EBITDA for the second quarter of 2015 increased $3.6 million or 15.1% from $23.5 million for the first quarter of 2015, primarily due to an increase in gross profit, partially offset by increases in variable compensation expenses and SG&A resulting from the Better Packages acquisition.

Adjusted EBITDA totalled $50.6 million for the first six months of 2015, a $5.5 million or 9.8% decrease from $56.1 million for the same period in 2014, primarily due to a decrease in gross profit, partially offset by a decrease in variable compensation expense.

Off-Balance Sheet Arrangements

There has been no material change with respect to off-balance sheet arrangements since December 31, 2014 outside of the Company’s ordinary course of business. Reference is made to the Section entitled “Off-Balance Sheet Arrangements” in the Company’s MD&A as of and for the year ended December 31, 2014.

Related Party Transactions

In June 2014, the Company engaged with a relocation management company to facilitate the purchase of the then-newly appointed Chief Financial Officer’s home in Montreal, Québec, Canada to assist in his relocation to Sarasota, FL, U.S.A. The Company provided funding to the relocation management company to purchase the home for $0.9 million. On April 15, 2015, the home was sold and the Company was reimbursed for the purchase funding.

Working Capital

The Company uses Days Inventory to measure inventory performance. Days Inventory increased to 64 in the second quarter of 2015 from 61 in the second quarter of 2014 and the first quarter of 2015. Inventories increased $12.3 million to $109.1 million as of June 30, 2015 from $96.8 million as of December 31, 2014. The increase was primarily due to an increase in raw material purchases as well as an inventory build in anticipation of higher expected sales volume and annual maintenance shutdowns of certain facilities in the third quarter of 2015.

The Company uses Days Sales Outstanding (“DSO”) to measure trade receivables. DSO decreased to 39 in the second quarter of 2015 from 41 in the second quarter of 2014 and first quarter of 2015. Trade receivables increased $4.1 million to $85.3 million as of June 30, 2015 from $81.2 million as of December 31, 2014 primarily due to the timing of collections and the Better Packages acquisition.

The calculations are shown in the following tables:

	Three months ended
	Jun. 30, 2015	Mar. 31, 2015	Jun. 30, 2014
Cost of sales (1)	$154.2	$152.0	$158.9
Days in quarter	91	90	91

Cost of sales per day (1)	$1.69	$1.69	$1.75
Average inventory (1)	$108.8	$102.6	$106.8

Days inventory	64	61	61

Days inventory is calculated as follows:

Cost of sales ÷ Days in quarter = Cost of sales per day

(Beginning inventory + Ending inventory) ÷ 2 =

Average inventory

Average inventory ÷ Cost of goods sold per day =

Days inventory

(1)	In millions of US dollars

	Three months ended
	Jun. 30, 2015	Mar. 31, 2015	Jun. 30, 2014

Revenue (1)	$196.6	$189.0	$202.9
Days in quarter	91	90	91

Revenue per day (1)	$2.16	$2.10	$2.23
Trade receivables (1)	$85.3	$85.8	$91.0

DSO	39	41	41

DSO is calculated as follows:

Revenue ÷ Days in quarter = Revenue per day

Ending trade receivables ÷ Revenue per day = DSO

Accounts payable and accrued liabilities decreased $8.1 million to $68.9 million as of June 30, 2015 from $77.0 million as of December 31, 2014 primarily due to annual payments made in the first quarter of 2015 for 2014 liabilities relating to compensation and volume rebates provided to customers. These decreases were partially offset by an increase in payables associated with the timing of payments for inventory and other SG&A.

Liquidity

The Company has access to a $300 million Revolving Credit Facility through November 2019. As of June 30, 2015, the Company had drawn a total of $145.0 million, resulting in loan availability of $155.0 million. In addition, the Company had $15.3 million of cash, yielding total cash and loan availability of $170.3 million as of June 30, 2015.

The Company believes it has sufficient funds from cash flows from operating activities, funds available under the Revolving Credit Facility and cash on hand to meet its expected capital expenditures and working capital requirements for at least the next twelve months.

Cash Flows

Cash flows from operating activities increased in the second quarter of 2015 by $7.6 million to $25.7 million from $18.2 million in the second quarter of 2014, primarily due to an increase in accounts payable and accrued liabilities in the second quarter of 2015 compared to a decrease in the second quarter of 2014 related to timing of annual compensation related payments, and a decrease in inventory in the second quarter of 2015 compared to an inventory build in the second quarter of 2014 to support the South Carolina Project, partially offset by an increase in income taxes paid in the second quarter of 2015 related to the installment of US alternative minimum tax.

Cash flows from operating activities increased $24.8 million to $25.7 million from $0.9 million in the first quarter of 2015, primarily due to a large seasonal increase in working capital in the first quarter of 2015 compared to a relatively small decrease in the second quarter of 2015.

Cash flows from operating activities increased in the first six months of 2015 by $3.6 million to $26.6 million from $23.0 million in the first six months of 2014, primarily due to a smaller increase in trade receivables due to a decrease in revenue in the first six months of 2015, partially offset by decrease in gross profit.

Cash flows used for investing activities increased in the second quarter of 2015 by $11.2 million to $21.3 million from $10.0 million in the second quarter of 2014 and increased $12.3 million from $9.0 million in the first quarter of 2015. Cash flows used for investing activities increased in the first six months of 2015 by $5.8 million to $30.3 million from $24.5 million in the first six months of 2014. The increase for all periods was primarily due to funding the Better Packages acquisition in April 2015, partially offset by lower capital expenditures.

Cash flows used in financing activities increased in the second quarter of 2015 by $4.5 million to $14.0 million from $9.5 million in the second quarter of 2014, primarily due to repurchases of common stock and an increase in dividends paid due to the increase in quarterly dividend payments announced in July 2014, partially offset by a decrease in net repayment of debt.

Cash flows used in financing activities increased $39.8 million to a $14.0 million outflow from a $25.7 million inflow in the first quarter of 2015, primarily due to an increase in net borrowings in the first quarter of 2015 and an increase in repurchases of common stock in the second quarter of 2015.

Cash flows from financing activities increased in the first six months of 2015 by $8.3 million to $11.7 million from $3.4 million in the first six months of 2014, primarily due to an increase in net borrowings, partially offset by repurchases of common stock and an increase in dividends paid due to the increase in quarterly dividend payments announced in July 2014.

The Company is including free cash flows, a non-GAAP financial measure, because it is used by management and investors in evaluating the Company’s performance and liquidity. Free cash flows does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Free cash flows should not be interpreted to represent residual cash flow available for discretionary purposes, as it excludes other mandatory expenditures such as debt service.

Free cash flows, defined by the Company as cash flows from operating activities less purchases of property, plant and equipment, increased in the second quarter of 2015 by $11.6 million to $19.6 million from $8.0 million in the second quarter of 2014, due to higher cash flows from operating activities and lower capital expenditures.

Free cash flows increased $27.7 million to a $19.6 inflow from an $8.1 million outflow for the first quarter of 2015, primarily due to a decrease in working capital in the second quarter of 2015 compared to a significant increase in working capital in the first quarter of 2015.

Free cash flows increased in the first six months of 2015 by $13.0 million to an $11.5 million inflow from a $1.5 million outflow in the first six months of 2014, due to lower capital expenditures and higher cash flows from operating activities.

A reconciliation of free cash flows to cash flows from operating activities, the most directly comparable GAAP financial measure, is set forth below.

Free Cash Flows Reconciliation

(In millions of US dollars)

(Unaudited)

	Three months ended			Six months ended
	June 30, 2015	March 31, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Cash flows from operating activities	$25.7	$0.9	$18.2	$26.6	$23.0
Less purchases of property, plant and equipment	(6.2)	(9.0)	(10.2)	(15.1)	(24.5)

Free cash flows	19.6	(8.1)	8.0	11.5	(1.5)

Long-Term Debt

As of June 30, 2015, the Company had drawn a total of $145.0 million against the Revolving Credit Facility, which consisted of $143.0 million of borrowings and $2.0 million of standby letters of credit. The Company had total cash and loan availability of $170.3 million as of June 30, 2015 and $206.2 million as of December 31, 2014. The change in total cash and loan availability is due to the changes in cash flows as discussed above.

The Revolving Credit Facility is priced primarily on the LIBOR rate plus a spread varying between 100 and 225 basis points (150 basis points as of June 30, 2015). As of June 30, 2015, $134.0 million of borrowings was priced at 30-day US dollar LIBOR and $8.9 million of US dollar equivalent borrowings was priced at 30-day Canadian dollar LIBOR.

The Revolving Credit Facility has, in summary, three financial covenants: (1) a consolidated total leverage ratio not to be greater than 3.25 to 1.00, (2) a consolidated debt service ratio not to be less than 1.50 to 1.00, and (3) the aggregated amount of all capital expenditures in any fiscal year may not exceed $50 million ($59.4 million in 2015 due to a carry forward provision of unused capital expenditure amounts in 2014).

The Company was in compliance with all three financial covenants, which were 1.70, 5.20 and $15.1 million, respectively, as of June 30, 2015.

Capital Resources

The Company had commitments to suppliers to purchase machines and equipment totalling approximately $16.9 million as of June 30, 2015. It is expected that such amounts will be paid out in the next twelve months and will be funded by the Revolving Credit Facility as discussed above.

Contractual Obligations

There has been no material change with respect to contractual obligations since December 31, 2014 outside of the Company’s ordinary course of business. Reference is made to the Section entitled “Contractual Obligations” in the Company’s MD&A as of and for the year ended December 31, 2014.

Capital Stock and Dividends

As of June 30, 2015, there were 59,627,635 common shares of the Company outstanding.

The table below summarizes equity settled share-based compensation activity that occurred during the three and six months ended June 30:

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
Stock options granted	—	42,500	—	492,500
Stock options exercised	132,500	232,927	152,500	232,927
Cash proceeds (in millions of US dollars)	$0.4	$0.7	$0.4	$0.7
Stock options expired or forfeited	2,500	—	2,500	140,000
PSUs granted	126,460	152,500	363,600	152,500
DSUs granted	27,023	21,000	36,797	21,000
Shares issued upon DSU settlement	6,397	—	6,397	—

The Company paid a dividend of $0.12 per common share on June 30, 2015 to shareholders of record at the close of business on June 15, 2015.

On August 12, 2015, the Board of Directors amended the Company’s quarterly dividend policy to increase the annualized dividend from $0.48 to $0.52 per share and concurrently declared a dividend of $0.13 per common share payable on September 30, 2015 to shareholders of record at the close of business on September 15, 2015. The Board’s decision to increase the dividend was based on the Company’s strong financial position and positive outlook. The declaration and payment of future dividends, however, are discretionary and will be subject to determination by the Board of Directors each quarter following its review of, among other considerations, the Company’s financial performance and the Company’s legal ability to pay dividends.

The dividends paid and payable by the Company in 2015 are “eligible dividends” as defined in subsection 89(1) of the Income Tax Act (Canada).

On July 7, 2014, the Company announced a normal course issuer bid (“NCIB”) effective July 10, 2014. In connection with this NCIB, the Company was entitled to repurchase for cancellation up to 2,000,000 of the Company’s common shares issued and outstanding. The NCIB expired on July 9, 2015. As of June 30, 2015 and July 9, 2015, the Company has repurchased a total of 1,564,588 common shares under the NCIB at an average price of CDN$16.20 per share, including commissions, for a total purchase price of $21.3 million. The Company announced the renewal of its NCIB effective July 10, 2015 under which it is entitled to repurchase for cancellation up to 2,000,000 common shares issued and outstanding through expiration on July 9, 2016. As of August 12, 2015, no shares were repurchased under the renewed NCIB.

Financial Risk, Objectives and Policies

On January 1, 2015, the Company adopted and implemented IFRS 9 (2013) - Financial Instruments. This standard replaces IAS 39 - Financial Instruments: Recognition and Measurement and previous versions of IFRS 9. IFRS 9 (2013) includes revised guidance on the classification and measurement of financial assets and liabilities and introduces a new general hedge accounting model which aims to better align a company’s hedge accounting with risk management. There has been no material change with respect to the Company’s financial risks and management thereof since December 31, 2014 except for the item discussed below. Please refer to Note 21 of the Company’s annual audited consolidated financial statements as of and for the year ended December 31, 2014 for a complete discussion of the Company’s risk factors, risk management, objectives and policies.

The Company is exposed to a risk of change in cash flows due to the fluctuations in interest rates applicable on its variable rate Revolving Credit Facility and other floating rate debt. In the first quarter of 2015, to minimize the long-term cost of debt, the Company entered into an interest rate swap agreement and designated it as a cash flow hedge. The terms of the interest swap agreement are as follows:

Maturity	Notional amount	Settlement	Fixed interest rate paid
November 18, 2019	$40,000,000	Monthly	1.61%

Litigation

On July 3, 2014, the Company was informed of a complaint filed on June 27, 2014 by its former Chief Financial Officer with the Occupational Safety and Health Administration of the US Department of Labor (“OSHA”) alleging certain violations by the Company related to the terms of his employment and his termination. The Company aggressively contested the allegations and, it believes, demonstrated that the former Chief Financial Officer’s assertions are without merit.

In a letter dated July 16, 2015, OSHA informed the Company that the former Chief Financial Officer had withdrawn his OSHA complaint in order to file a complaint against the Company in US federal district court. The withdrawal occurred prior to any determination by OSHA regarding the complaint. As of the date of the filing of the Financial Statements, the Company is not aware of any complaint filed against it in US federal district court by the former Chief Financial Officer. Because such complaint has not been filed and the Company is not aware of any information to lend merit to such a complaint, the Company is not currently able to predict the probability of a favourable or unfavourable outcome, or the amount of any possible loss in the event of an unfavourable outcome. Consequently, no material provision or liability has been recorded for these allegations and claims as of June 30, 2015.

The Company is engaged from time-to-time in various legal proceedings and claims that have arisen in the ordinary course of business. The outcome of all of the proceedings and claims against the Company is subject to future resolution, including the uncertainties of litigation. Based on information currently known to the Company and after consultation with outside legal counsel, management believes that the probable ultimate resolution of any such proceedings and claims, individually or in the aggregate, will not have a material adverse effect on the financial condition of the Company, taken as a whole, and accordingly, no amounts have been recorded as of June 30, 2015.

Critical Accounting Judgments, Estimates and Assumptions

The preparation of the Financial Statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Significant changes in the underlying assumptions could result in significant changes to these estimates. Consequently, management reviews these estimates on a regular basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. The judgments, estimates and assumptions applied in the Financial Statements were the same as those applied in the Company’s most recent annual audited consolidated financial statements. The only exceptions are (i) the estimate of the provision for income taxes which is determined in the financial statements using the estimated weighted average annual effective income tax rate applied to the earnings before income tax expense (benefit) of the interim period, which may have to be adjusted in a subsequent interim period of the financial year if the estimate of the annual income tax rate changes and (ii) the remeasurement of the defined benefit liability which is required at year-end and if triggered by plan amendment or settlement during interim periods. For additional information on intangible assets please refer to Note 2 of the Company’s Financial Statements. The Financial Statements should be read in conjunction with the Company’s 2014 annual audited consolidated financial statements.

New Standards and Interpretations Issued But Not Yet Effective

Certain new standards, amendments and interpretations, and improvements to existing standards have been published by the IASB but are not yet effective, and have not been adopted early by the Company. Management anticipates that all of the relevant pronouncements will be adopted in the first reporting period following the date of application. Information on new standards, amendments and interpretations, and improvements to existing standards, which could potentially impact the Company’s consolidated financial statements, are detailed as follows:

IFRS 15 – Revenue from Contracts with Customers: IFRS 15 replaces IAS 18 – Revenue, IAS 11 – Construction Contracts and some revenue related interpretations. IFRS 15 establishes a new control-based revenue recognition model, changes the basis for deciding when revenue is recognized at a point in time or over time, provides new and more detailed guidance on specific topics and expands and improves disclosures about revenue. IFRS 15 is effective for annual reporting periods beginning on or after January 1, 2017. Management has yet to assess the impact of this new standard on the Company’s consolidated financial statements.

IFRS 9 (2014) - Financial Instruments was issued in July 2014 and differs in some regards from IFRS 9 (2013) which the Company adopted effective January 1, 2015. IFRS 9 (2014) includes updated guidance on the classification and measurement of financial assets. The final standard also amends the impairment model by introducing a new expected credit loss model for calculating impairment. The mandatory effective date of IFRS 9 (2014) is for annual periods beginning on or after January 1, 2018 and must be applied retrospectively with some exemptions. Early adoption is permitted. Management has yet to assess the impact of this new standard on the Company’s consolidated financial statements

Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company’s consolidated financial statements.

Internal Control Over Financial Reporting

In accordance with the Canadian Securities Administrators National Instrument 52-109, “Certification of Disclosure in Issuers’ Annual and Interim Filings” (“NI 52-109”), the Company has filed interim certificates signed by the Chief Executive Officer and the Chief Financial Officer that, among other things, report on the design of disclosure controls and procedures and design of internal control over financial reporting. With regards to the annual certification requirements of NI 52-109, the Company relies on the statutory exemption contained in section 8.2 of NI 52-109, which allows it to file with the Canadian securities regulatory authorities the certificates required under the Sarbanes-Oxley Act of 2002 at the same time such certificates are required to be filed in the United States of America.

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and its compliance with GAAP (as derived in accordance with IFRS) in its consolidated financial statements. The Chief Executive Officer and Chief Financial Officer of the Company have evaluated whether there were changes to the Company’s internal control over financial reporting during the Company’s most recent interim period that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. The Chief Executive Officer and the Chief Financial Officer have concluded that the Company’s internal control over financial reporting as of June 30, 2015 was effective.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Because of its inherent limitation, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Additional Information

Additional information relating to the Company, including its Form 20-F filed in lieu of an Annual Information Form for 2014, is available on the Company’s website (www.itape.com) as well as under the Company’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Forward-Looking Statements

Certain statements and information included in this MD&A constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, “forward-looking statements”), which are made in reliance upon the protections provided by such legislation for forward-looking statements. All statements other than statements of historical facts included in this MD&A, including statements regarding the Company’s industry and the Company’s outlook, prospects, plans, financial position, future sales and financial results, future cost savings, availability of credit, level of indebtedness, payment of dividends, fluctuations in raw material costs, capital and other significant expenditures, liquidity, judgments, estimates, assumptions, litigation and business strategy, may constitute forward-looking statements. These forward-looking statements are based on current beliefs, assumptions, expectations, estimates, forecasts and projections made by the Company’s management. Words such as “may,” “will,” “should,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: business conditions and growth or declines in the Company’s industry, the Company’s customers’ industries and the general economy; the anticipated benefits from the Company’s manufacturing facility closures and other restructuring efforts; the quality, and market reception, of the Company’s products; the Company’s anticipated business strategies; risks and costs inherent in litigation; the Company’s ability to maintain and improve quality and customer service; anticipated trends in the Company’s business; anticipated cash flows from the Company’s operations; availability of funds under the Company’s Revolving Credit Facility; and the Company’s ability to continue to control costs. The Company can give no assurance that these statements and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Readers are cautioned not to place undue reliance on any forward-looking statement. For additional information regarding some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements and other risks and uncertainties, and the assumptions underlying the forward-looking statements, you are encouraged to read “Item 3. Key Information - Risk Factors,” “Item 5 Operating and Financial Review and Prospects (Management’s Discussion & Analysis)” and statements located elsewhere in the Company’s annual report on Form 20-F for the year ended December 31, 2014 and the other statements and factors contained in the Company’s filings with the Canadian securities regulators and the US Securities and Exchange Commission. Each of the forward-looking statements speaks only as of the date of this MD&A. The Company will not update these statements unless applicable securities laws require it to do so.